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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2005.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

c/o General Counsel's Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is incorporated by reference into all outstanding Registration Statements of The Toronto-Dominion Bank and its affiliates filed with the U.S. Securities and Exchange Commission and the Private Placement Memoranda of Toronto Dominion Holdings (U.S.A.), Inc. dated February 24, 2005.

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: May 26, 2005
	By:	/s/ RASHA EL SISSI Name: Rasha El Sissi Title: Associate Vice President, Legal

2nd Quarter • 2005 • Report to Shareholders • Six months ended April 30, 2005

TD Bank Financial Group Delivers
Solid Second Quarter Results

SECOND QUARTER FINANCIAL HIGHLIGHTS

  •
  On a reported basis1, diluted earnings per share were $.86, compared with $.74 for the second quarter last year.

  •
  Diluted earnings per share before amortization of intangibles2 were $.99, compared with $.90 for the second quarter last year.

  •
  On a reported basis, return on total common equity for the quarter was 17%, compared with 17% for the second quarter last year.

  •
  Return on invested capita13 before amortization of intangibles for the quarter was 16%, compared with 16% for the second quarter last year.

  •
  Reported net income was $599 million for the quarter, compared with reported net income of $490 million for the second quarter last year.

  •
  Net income before amortization of intangibles was $689 million, compared with $597 million for the second quarter last year.

        The diluted earnings per share figures above include the following:

  •
  specific non-core portfolio loan loss recoveries related to prior year sectoral provisions of $25 million after-tax, (3 cents per share), compared with a sectoral provision release of $130 million after-tax (20 cents per share) for the second quarter last year;

  •
  the impact of Accounting Guideline 13 (AcG-13) resulting in a gain of $33 million after-tax, (5 cents per share), compared with a loss of $16 million after-tax ((3) cents per share) for the second quarter last year;

  •
  an internal restructuring tax charge of $25 million after-tax ((4) cents per share), compared with nil in the second quarter of last year;

  •
  a restructuring charge in TD Securities resulting in a loss of $15 million after-tax ((2) cents per share) compared with nil in the second quarter of last year.

  •
  The diluted earnings per share figures above do not include TD Banknorth's April earnings because there is a one month lag between fiscal quarter ends. Only one month of TD Banknorth's earnings were included this quarter while two months of funding cost and share issuance resulted in a negative earnings impact of approximately 3 cents per share. This effect will not repeat in future quarters.

        TORONTO, May 26, 2005 — TD Bank Financial Group (TDBFG) today announced its financial results for the second quarter ended April 30, 2005. Results for the quarter reflect strong contributions from the Bank's three historical segments and include results for the month of March from the Bank's fourth segment: U.S. Personal and Commercial Banking through TD Banknorth.

        "We have pursued a strategy aimed at delivering consistent and growing earnings for shareholders at lower risk than our peers and this quarter we have delivered on that strategy," said W. Edmund Clark, TD Bank Financial Group President and Chief Executive Officer. "The addition of TD Banknorth represents a significant milestone for TDBFG and provides us with another viable growth platform for many years to come." Clark also noted that following the acquisition of a majority stake in TD Banknorth on March 1, 2005, TDBFG's Tier 1 capital position stood at 10% for the quarter, compared with 11.9% at the end of the second quarter 2004.

SECOND QUARTER BUSINESS SEGMENT PERFORMANCE

Canadian Personal and Commercial Banking

        The Canadian Personal and Commercial Banking operations of TD Canada Trust once again posted strong results in the second quarter. Earnings before amortization of intangibles were up 16% compared with the second quarter last year.

        Strong volume growth in real estate secured lending, savings and business deposits, combined with both sales growth and fewer claims from insurance were responsible for much of Canadian Personal and Commercial Banking's performance this quarter.

        "This was another great quarter for Canadian Personal and Commercial Banking, fueled by strong performances in our high growth businesses. I often say look at our weaknesses to see additional sources of strength because that is where we can enhance the rate of earnings growth inherent in our industry-leading personal bank. Businesses where we are underrepresented in terms of market share provide us with considerable upside," said Clark. "This quarter these high growth businesses — insurance and small business banking in particular — provided a significant boost to earnings and we believe they continue to offer above-average growth potential going forward."

Reported results are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

2
Earnings before amortization of intangibles and reported results referenced in this report are explained in detail on page 3 under "How the Bank Reports."

3
Return on invested capital is explained in detail on page 4 under "Economic Profit and Return on Invested Capital."

Wealth Management

        Robust mutual fund sales and continuing progress in the advice based businesses drove solid net income results for the Bank's global Wealth Management business in the second quarter. Muted discount brokerage transactional volumes, particularly in April, partially offset these strong results as market volatility kept many investors on the sidelines.

        "We continue to make steady progress in our advice-based businesses and in mutual funds. In addition to driving revenue growth, this earnings diversification reduces our exposure to the volatility associated with trades per day volumes throughout the segment," said Clark. "This quarter builds on a strong first quarter and is evidence that Wealth Management is steadily transitioning itself to a more diverse and comprehensive offering."

Wholesale Banking

        Wholesale Banking generated very good results this quarter. TD Securities saw broad based contributions from across the dealer, with particularly strong results in trading, investment banking and domestic equity. On balance, Wholesale Banking generated an excellent return on capital in the quarter.

        At the end of the quarter TD Securities made a decision to reposition the global capital markets businesses to reduce the focus on some of the less profitable products in order to dedicate resources on growing the parts of the business where TD Securities has a competitive advantage.

        "I am very pleased with Wholesale Banking's results this quarter and with their continued focus on growing economic profit and generating a superior Return On Invested Capital," said Clark.

U.S. Personal and Commercial Banking

        On March 1, 2005, TDBFG closed the transaction to acquire a majority stake in Banknorth Group, Inc. of Portland, Maine. The new company, TD Banknorth Inc., along with its subsidiaries, operates under the brand name TD Banknorth. Starting this quarter, TD Banknorth's performance will be reported as TDBFG's fourth business segment — U.S. Personal and Commercial Banking. "With the transaction now complete, TD Banknorth's management can place renewed focus on growing the business and continuing to execute on their community-based banking strategies," said Clark.

        TD Banknorth Inc.'s fiscal quarter ends March 31 while TDBFG's second quarter ends April 30. As a result, there is a one month lag in the quarterly results of TD Banknorth that is consolidated into TDBFG's earnings. Because the transaction closed March 1, TDBFG's second quarter results include TD Banknorth results for the month of March only. This staggered start is unique to this quarter and, due to funding cost and share issuance had a net impact of reducing TDBFG's second quarter earnings per share by approximately three cents.

Corporate

        The Bank had specific non-core portfolio loan loss recoveries related to prior year sectoral provisions totaling $25 million after-tax, (3 cents per share). The Bank recorded a gain of $33 million after-tax or 5 cents per share this quarter as a result of the impact of Accounting Guideline 13 (AcG-13), requiring management to mark-to-market the value of its credit protection on its corporate lending portfolio.

CONCLUSION

        "This was a very successful quarter marked by broad based earnings strength across the Bank and the closing of the TD Banknorth acquisition," said Clark. "With back-to-back strong quarters, a continued focus on capital allocation, and what I believe is the best growth platform in the United States, we are well positioned for continued success."

Caution regarding forward-looking statements

        From time to time, the Bank makes written and oral forward-looking statements, including in this report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements regarding the Bank's objectives and targets and strategies to achieve them, the outlook for the Bank's business lines, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "believe", "expect", "may" and "could". By their very nature, these statements are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors that could cause such differences include: the credit, market, liquidity, interest rate, operational and other risks discussed in the management discussion and analysis section in other regulatory filings made in Canada and with the SEC, including the Bank's 2004 Annual Report; general business and economic conditions in Canada, the United States and other countries in which the Bank conducts business, as well as the effect of changes in monetary policy in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; legislative and regulatory developments; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to execute its growth and acquisition strategies including those of its subsidiaries; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; technological changes; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the United States litigation environment; unexpected changes in consumer spending and saving habits; the possible impact on the Bank's businesses of international conflicts and terrorism; acts of God, such as earthquakes; and management's ability to anticipate and manage the risks associated with these factors and execute the Bank's strategies. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank's results. For more information see the discussion starting on page 37 of the 2004 Annual Report. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank's forward-looking statements. The Bank does not undertake to update any forward-looking statements that may be made from time to time by or on its behalf.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

        This Management's Discussion and Analysis is as of May 26, 2005. Additional information relating to the Bank is on SEDAR at www.sedar.com, as well as on the Bank's website www.td.com.

HOW WE PERFORMED

How the Bank Reports

        The Bank prepares its financial statements in accordance with Canadian generally accepted accounting principles (GAAP), relevant aspects of which are presented on pages 14 to 27 of this Second Quarter Report to Shareholders. The Bank refers to results prepared in accordance with GAAP as the "reported basis".

        The Bank also utilizes earnings before amortization of intangibles to assess each of its businesses and to measure overall Bank performance. To arrive at this measure, the Bank removes amortization of intangibles from reported basis earnings. The Bank's intangible amortization relates to the TD Banknorth acquisition in March 2005 and the Canada Trust acquisition in fiscal 2000. The Bank excludes amortization of intangibles as this approach is how the Bank manages its businesses internally. Consequently, the Bank believes that earnings before amortization of intangibles provides the reader with an understanding of the Bank's results that can be consistently tracked from period to period.

        As explained, earnings before amortization of intangibles is different from reported results determined in accordance with GAAP. Earnings before amortization of intangibles and related terms used in this report are not defined terms under GAAP, and therefore may not be comparable to similar terms used by other issuers. The table below provides a reconciliation between the Bank's earnings before amortization of intangibles and its reported results.

Reconciliation of Earnings before Amortization of Intangibles to Reported Results (unaudited)

	For the three months ended		For the six months ended
	April 30 2005	April 30 2004	April 30 2005	April 30 2004
	(millions of Canadian dollars)
Net interest income	$1,393	$1,441	$2,804	$2,886
Provision for (reversal of) credit losses	20	(192)	30	(296)
Other income	1,517	1,284	2,912	2,584
Non-interest expenses	1,923	2,109	3,734	3,864

Income before provision for income taxes and non-controlling interest	967	808	1,952	1,902
Provision for income taxes	257	211	525	544
Non-controlling interest	21	—	21	—

Net income before amortization of intangibles	$689	$597	$1,406	$1,358
Amortization of intangibles, net of income taxes	90	107	177	286

Net income applicable to common shares — reported basis	$599	$490	$1,229	$1,072

	(Canadian dollars)
Basic net income per common share — reported basis	$.87	$.74	$1.83	$1.63
Diluted net income per common share — reported basis	.86	.74	1.81	1.62
Basic net income per common share — before amortization of intangibles	1.00	.91	2.09	2.07
Diluted net income per common share — before amortization of intangibles	.99	.90	2.07	2.05

Certain comparative amounts have been restated. See Note 1 of the Consolidated Interim Financial Statements.

Net Income

        Reported net income was $599 million for the second quarter 2005, compared with $490 million in the same quarter last year. Reported basic earnings per share were $.87, compared with $.74 in the same quarter last year. Reported diluted earnings per share were $.86 for the quarter, compared with $.74 in the same quarter last year. Reported return on total common equity, on an annualized basis was 17.2% for the quarter compared with 16.5% in the same quarter last year.

        Net income before amortization of intangibles for the second quarter 2005 was $689 million, compared with $597 million in the same quarter last year. Basic earnings per share before amortization of intangibles were $1.00, compared with $.91 in the same quarter last year. Diluted earnings per share before amortization of intangibles were $.99 for the quarter, compared with $.90 in the same quarter last year. Return on total common equity before amortization of intangibles, on an annualized basis was 19.8% for the quarter compared with 20.1% in the same quarter last year.

        For the six months ended April 30, 2005, reported net income was $1,229 million compared with $1,072 million in the same period last year. Reported basic earnings per share were $1.83, compared with $1.63 in the same period last year. Reported diluted earnings per share were $1.81 for the six months ended April 30, 2005, compared with $1.62 in the same period last year. Reported return on total common equity, on an annualized basis was 18.2%, unchanged as compared with the same period last year.

        Net income before amortization of intangibles for the six months ended April 30, 2005 was $1,406 million, compared with $1,358 million in the same period last year. Basic earnings per share before amortization of intangibles were $2.09, compared with $2.07 in the same period last year. Diluted earnings per share before amortization of intangibles were $2.07 for the period, compared with $2.05 in the same period last year. Return on total common equity before amortization of intangibles, on an annualized basis was 20.8% for the period compared with 23.1% in the same period last year.

Economic Profit and Return on Invested Capital

        The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is net income before amortization of intangibles less a charge for average invested capital. Average invested capital is equal to average common equity plus the average cumulative after-tax goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for capital is the equity cost of capital calculated using the Capital Asset Pricing Model. The charge represents an assumed minimum return required by common shareholders on the Bank's invested capital. The Bank's goal is to achieve positive and growing economic profit.

        Return on invested capital (ROIC) is net income before amortization of intangibles, divided by average invested capital. ROIC is a variation on the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank's goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.

        Economic profit and ROIC are not defined terms under GAAP, and therefore may not be comparable to similar terms used by other issuers. The following table provides a reconciliation between the Bank's economic profit, return on invested capital and net income before amortization of intangibles. Earnings before amortization of intangibles and related terms are discussed in the "How the Bank Reports" section.

Reconciliation of Economic Profit, Return on Invested Capital and Net Income before Amortization of Intangibles

	For the three months ended		For the six months ended
	April 30 2005	April 30 2004	April 30 2005	April 30 2004
	(millions of Canadian dollars)
Average common equity	$14,298	$12,058	$13,625	$11,839
Average cumulative goodwill/intangible amortization, net of income taxes	3,166	2,791	3,123	2,727

Average invested capital	$17,464	$14,849	$16,748	$14,566
Rate charged for invested capital	10.1%	10.7%	10.1%	10.7%

Charge for invested capital	(430)	(390)	(839)	(775)
Net income before amortization of intangibles	689	597	1,406	1,358

Economic profit	$259	$207	$567	$583

Return on invested capital	16.2%	16.4%	16.9%	18.7%

Return on total common equity — reported basis	17.2	16.5	18.2	18.2

Net Interest Income

        Net interest income on a reported basis was $1,393 million for the second quarter 2005, a decrease of $48 million compared with the same quarter last year. The decrease in net interest income related to Wholesale Banking where there was reduced trading-related net interest income. However, this was largely offset by higher trading income. The decrease in net interest income also related to the Corporate segment where there was interest on an income tax refund in the prior year which did not repeat in 2005. These decreases were partially offset by additional net interest income as a result of the inclusion of the results from the acquisition of TD Banknorth. There was also increased net interest income in Canadian Personal and Commercial Banking due to strong volume growth in real estate secured lending, savings and business deposits partly offset by lower margins. Net interest income in Wealth Management also increased due to higher deposit spreads and balances.

        For the six months ended April 30, 2005, net interest income on a reported basis was $2,804 million compared with $2,886 million in the same period last year, a decrease of $82 million. This decrease was mainly due to Wholesale Banking and Corporate due to similar reasons previously noted for the quarter. Partially offsetting the decrease in net interest income was additional income as a result of the inclusion of the results from the acquisition of TD Banknorth and an increase in Canadian Personal and Commercial Banking mainly due to volume growth in real estate secured lending, savings and business deposits slightly offset by lower margins.

        At the total Bank level, the Bank does not discuss net interest income on a taxable equivalent basis (TEB), as it is not useful at that level. However, on a segmented basis, the Bank discusses net interest income on a TEB. For further details, see the introductory discussion in the "How Our Businesses Performed" section on page 11.

Other Income

        Other income, on a reported basis was $1,517 million for the second quarter 2005, an increase of $233 million from the same quarter last year.

        Trading income reported in other income was $79 million for the second quarter 2005 compared with a loss of $55 million in the same quarter last year mainly due to an increase in trading income within Wholesale Banking. However, trading-related income (which is the total of trading income reported in other income and the net interest income on trading positions reported in net interest income) decreased by $19 million compared with the same quarter last year primarily due to a decline in interest rate and credit trading that more than offset an increase in equity trading. The Bank also recognized income of $51 million in the current quarter, compared with $25 million of losses in the same quarter last year, related to derivatives not afforded hedge accounting subsequent to the adoption of the hedging relationships accounting guideline in fiscal 2004.

        Insurance revenues, net of claims, increased by $72 million compared with the same quarter last year, mainly due to the acquisition of business from Liberty Mutual Group, organic volume growth and improved claims experience. Credit fees increased by $9 million compared with the same quarter last year. However, securitization income declined by $7 million due to lower average levels of securitized assets.

        Investment and securities services decreased by $47 million primarily as a result of self-directed brokerage fees which decreased by $70 million compared with the same quarter last year due to lower trading volumes and a decline in commissions per trade. Average trades per day decreased by 16% to 106,000 from 126,000 in the same quarter last year. Mutual fund management fees, however, increased by $8 million as compared with the same quarter last year due to an increase in assets under management.

        For the six months ended April 30, 2005, other income on a reported basis was $2,912 million, an increase of $328 million from the same period last year.

        Trading income reported in other income for the period was $155 million compared with a loss of $3 million in the same period last year while trading-related income decreased by $102 million compared with the same period last year. The changes in trading and trading-related income can be attributed to similar reasons previously noted for the quarter. The Bank also recognized income of $35 million in the current period compared with $56 million of losses in the same period last year, related to derivatives not afforded hedge accounting subsequent to the adoption of the hedging relationships accounting guideline in fiscal 2004.

        Insurance revenues, net of claims, increased by $145 million compared with the same period last year, due to similar reasons previously noted for the quarter. Credit fees and card services increased by $16 million and $12 million, respectively. However, securitization income declined by $25 million due to lower average levels of securitized assets.

        Investment and securities services decreased by $58 million primarily as a result of self-directed brokerage fees which decreased by $128 million compared with the same period last year due to a decline in trading volumes. However, capital market fee revenue (which includes revenues from mergers and acquisitions, underwriting and equity sales and trading) increased by $19 million due to improvements in advisory fees in mergers and acquisitions and stronger equity trading commissions. Mutual fund management fees also increased by $18 million and investment management fees increased by $7 million compared with the same period last year due to an increase in assets under management.

Non-Interest Expenses

        On a reported basis, expenses for the second quarter 2005 were $2,057 million compared with $2,271 million in the same quarter last year, a decrease of $214 million.

        The decrease in expenses was mainly a result of the recognition of $300 million of losses related to contingent litigation reserves in the second quarter 2004. There were no losses of this nature recognized in the second quarter 2005. Slightly offsetting this decrease was the recognition of $22 million in restructuring costs relating to the global structured products businesses in Wholesale Banking. In addition, expenses increased due to the inclusion of the results from the acquisition of TD Banknorth. The impact of the amortization of intangibles on the Bank's reported basis before tax expenses was $134 million for the second quarter 2005, compared with $162 million in the same quarter last year. Expenses before amortization of intangibles in the second quarter 2005 decreased by $186 million to $1,923 million compared with $2,109 million in the same quarter last year.

        On a reported basis, the Bank's overall efficiency ratio for the second quarter was 70.7% compared with 83.3% in the same quarter last year. The Bank's consolidated efficiency ratio is impacted by shifts in its business mix. The efficiency ratio is viewed as a more relevant measure for Canadian Personal and Commercial Banking, which had an efficiency ratio before amortization of intangibles of 57.2% this quarter compared with 59.8% in the same quarter last year. The Bank's efficiency ratio before amortization of intangibles improved to 66.1% in the second quarter 2005 from 77.4% in the same quarter last year.

        For the six months ended April 30, 2005, reported expenses were $4,002 million compared with $4,196 million in the same period last year, a decrease of $194 million.

        The decrease in expenses compared with the same period last year was primarily related to the contingent litigation reserves included in the second quarter 2004, as previously discussed for the quarter. This decrease was partially offset by an increase in expenses in Canadian Personal and Commercial Banking mainly due to growth in the insurance business, including the Liberty acquisition. The inclusion of TD Banknorth's results also contributed to an increase in expenses. The impact of the amortization of intangibles on the Bank's reported basis before tax expenses was $268 million for the current period, compared with $332 million in the same period last year. Expenses before amortization of intangibles in the current year decreased by $130 million to $3,734 million from $3,864 million in the same period last year.

        On a reported basis, the Bank's overall efficiency ratio for the six months ended April 30, 2005 was 70.0% compared with 76.7% in the same period last year. The Bank's efficiency ratio before amortization of intangibles improved to 65.3% in the period from 70.6% in the same period last year.

Taxes

        The Bank's effective tax rate, on a reported basis, was 25.6% for the second quarter 2005, compared with 24.1% in the same quarter last year. Based on earnings before amortization of intangibles, the effective tax rate was 26.6% for the quarter compared with 26.1% in the same quarter last year.

        For the six months ended April 30, 2005, the Bank's effective tax rate, on a reported basis was 25.8% compared with 31.7% in the same period last year. Based on earnings before amortization of intangibles, the effective tax rate was 26.9% compared with 28.6% in the same period last year.

        The change in the effective rates is primarily due to the items listed in the following table. In the second quarter 2005, the Bank's effective tax rate was affected by an income tax expense in the amount of approximately $25 million related to a corporate reorganization included in Other — net in the table below.

	For the three months ended				For the six months ended
	April 30 2005		April 30 2004		April 30 2005		April 30 2004
	(millions of Canadian dollars)
Income taxes at Canadian statutory income tax rate — before amortization of intangibles	$338	35.0%	$284	35.1%	$683	35.0%	$668	35.1%
Increase (decrease) resulting from:
Dividends received	(68)	(7.1)	(45)	(5.6)	(116)	(5.9)	(91)	(4.8)
Rate differentials on international operations	(36)	(3.7)	(32)	(3.9)	(72)	(3.7)	(48)	(2.5)
Future federal and provincial tax rate increases	—	—	1.1		—	—	(17)	(.9)
Federal large corporations tax	3.3		3.4		3.2		5.3
Other — net	20	2.1	—	—	27	1.3	27	1.4

Provision for income taxes and effective income tax rate — before amortization of intangibles	$257	26.6%	$211	26.1%	$525	26.9%	$544	28.6%
Tax effect — amortization of intangibles	(44)	(1.0)	(55)	(2.0)	(91)	(1.1)	(46)	3.1

Provision for income taxes and effective income tax rate — reported basis	$213	25.6%	$156	24.1%	$434	25.8%	$498	31.7%

Certain comparative amounts have been restated. See Note 1 of the Consolidated Interim Financial Statements.

Balance Sheet

        Total assets were $360 billion at the end of the second quarter 2005, $49 billion higher than October 31, 2004. The increase in assets was primarily driven by the acquisition of TD Banknorth which contributed $37 billion to the increase. Increased positions in securities represented $13 billion of the increase of which TD Banknorth contributed $6 billion. Underlying growth in securities was primarily driven by an increase in trading securities within Wholesale Banking. Also, compared with October 31, 2004, personal loans, including securitizations, increased by $10 billion of which $7 billion was a result of the TD Banknorth acquisition. Growth in personal loans was also a result of steady growth in real estate secured lending volumes. At the end of the quarter, residential mortgages, including securitizations, increased by $6 billion compared with October 31, 2004, primarily as a result of the TD Banknorth acquisition. Bank-originated securitized assets not included on the balance sheet amounted to $23 billion, compared with $20 billion as at October 31, 2004.

        Total deposits were $249 billion at the end of the second quarter 2005, an increase of $42 billion compared with October 31, 2004. This increase was mainly driven by the addition of TD Banknorth which contributed $28 billion of the increase. Wholesale deposits increased by $8 billion compared with October 31, 2004 mainly due to funding higher assets within Wholesale Banking. Personal term deposits increased by $7 billion, primarily as a result of the TD Banknorth acquisition and an increase in fixed-term and tax sheltered deposits within Canadian Personal and Commercial Banking. Personal non-term deposits also increased by $15 billion, primarily attributable to the acquisition of TD Banknorth.

        The Bank enters into structured transactions on behalf of clients which results in assets recorded on the Bank's Consolidated Interim Balance Sheet for which market risk has been transferred to third parties via total return swaps. As at April 30, 2005, assets under such arrangements amounted to $14 billion, unchanged from October 31, 2004. The Bank also acquires market risk on certain assets via total return swaps, without acquiring the cash instruments directly. Assets under such arrangements amounted to $5 billion as at April 30, 2005 unchanged from October 31, 2004. Market risk for all such positions is tracked and monitored, and regulatory market risk capital is required.

Managing Risk

Credit Risk and Provision for (Reversal of) Credit Losses

        During the second quarter 2005, the Bank recorded a provision for credit losses of $20 million compared with a reversal of credit losses of $192 million in the same quarter last year. The provision for credit losses recorded in the second quarter 2005 was mainly attributable to Canadian Personal and Commercial Banking, which reported a $91 million provision in the normal course of business (before the effect of securitizations). Partially offsetting this provision for credit losses was a $43 million recovery in the non-core lending portfolio for amounts previously provided for under sectoral provisions. U.S. Personal and Commercial Banking reversals and other reversals in the non-core portfolio that had not previously been provided in the sectoral provisions also offset the provision.

        For the six months ended April 30, 2005, the Bank recorded a $30 million provision for credit losses compared with a $296 million reversal in the same period last year. The provision for credit losses recorded during the period related mainly to Canadian Personal and Commercial Banking, which reported $186 million in the normal course of business (before the effect of securitizations). This provision was partially offset by the recovery in the non-core lending portfolio noted above.

Interest Rate Risk

        The objective of interest rate risk management for the non-trading portfolio is to ensure stable and predictable earnings are realized over time. In this context, the Bank has adopted a disciplined hedging approach to profitability management for its asset and liability positions including a modeled maturity profile for non-rate sensitive assets, liabilities and equity. Key aspects of this approach are:

  •
  minimizing the impact of interest rate risk on net interest income and economic value within Canadian Personal and Commercial Banking; and

  •
  measuring the contribution of each product on a risk adjusted, fully-hedged basis, including the impact of financial options granted to customers.

        The Bank uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at April 30, 2005, an immediate and sustained 100 basis point increase in rates would have decreased the economic value of shareholders' equity by $156 million or 1% after-tax. On March 1, 2005, the Bank acquired majority ownership of TD Banknorth. The economic value at risk reported as at April 30, 2005 includes the impact of TD Banknorth calculated as $63 million.

Liquidity Risk

        The Bank holds a sufficient amount of liquidity to fund its obligations as they come due under normal operating conditions as well as under a base case stress scenario that defines the minimum amount of liquidity that must be held at all times. The surplus liquid asset position is defined as total available liquid assets less the Bank's maturing wholesale funding, potential non-wholesale deposit run-off and contingent liabilities coming due in 90 days. As at April 30, 2005, the Bank's consolidated surplus liquid asset position up to 90 days was $22.2 billion, compared with a consolidated surplus liquid asset position of $18.8 billion on October 31, 2004. The Bank ensures that it meets the requirements by managing its cash flows and holding highly liquid assets that can be readily converted into cash. The Bank manages liquidity on a global basis, ensuring the prudent management of liquidity risk in all its operations. In addition to a large base of stable retail and commercial deposits, the Bank has an active wholesale funding program including asset securitization. This funding is highly diversified as to source, type, currency and geographical location.

Market Risk

        The Bank manages market risk in its trading books by using several key controls. The Bank's market risk policy sets out detailed limits for each trading business, including Value at Risk (VaR), stress test, stop loss, and sensitivity to various market risk factors. Policy controls are augmented through active oversight by independent market risk staff and frequent management reporting. VaR is a statistical loss threshold which should not be exceeded on average more than once in 100 days. It is also the basis for regulatory capital for market risk. The following table presents average and end-of-quarter general market risk VaR usage for the three and six months period ended April 30, 2005, as well as the fiscal 2004 average. The Bank backtests its VaR by comparing it to daily net trading revenue. For the three and six months ended April 30, 2005, net daily capital markets revenues were positive for 89% and 90% of the trading days, respectively. Losses never exceeded the Bank's statistically predicted VaR for the total of the Bank's trading-related businesses.

Value at Risk Usage — Wholesale Banking

	For the three months ended	For the three months ended	For the six months ended	For the twelve months ended
	Apr. 30, 2005 As at	Apr. 30, 2005 Average	Apr. 30, 2005 Average	Oct. 31, 2004 Average
	(millions of Canadian dollars)
Interest rate risk	$8.3	$7.9	$8.3	$9.1
Equity risk	6.7	6.1	5.9	5.3
Foreign exchange risk	2.5	2.6	2.7	2.6
Commodity risk	.9	1.3	1.3	.8
Diversification effect	(7.9)	(8.2)	(8.9)	(6.9)

General Market Value at Risk	$10.5	$9.7	$9.3	$10.9

Capital

        As at April 30, 2005, the Bank's Tier 1 capital ratio was 10.0% compared with 12.6% at October 31, 2004. The Bank's Tier 1 capital was relatively unchanged compared with October 31, 2004. Risk-weighted assets increased by $27 billion compared with October 31, 2004. While internal capital generation continued and the acquisition of TD Banknorth resulted in $1,600 million of non-controlling interest and the issuance by the Bank of common shares valued at $1,988 million, these additions were offset by the deduction of $4,483 million of additional goodwill and intangible assets arising primarily from the acquisition.

FUTURE ACCOUNTING AND REPORTING CHANGES

        The following is a summary of accounting and reporting changes the Bank expects to adopt in future periods. See Note 14 of the Bank's Consolidated Interim Financial Statements for more details of future accounting and reporting changes.

Earnings per Share

        The Canadian Institute of Chartered Accountants (CICA) has issued a proposed accounting standard on earnings per share that may be applicable to the Bank at the earliest in fiscal 2006. The primary impact of the proposed standard is that it eliminates the provision that allows the Bank to assume that contracts with the option of settling in either cash or stock will be settled in cash. As a result, the Bank's liability for preferred shares and Capital Trust Securities (comprising Capital Trust Securities and TD Capital Trust II Securities of TD Capital Trust and TD Capital Trust II, respectively) will need to be included in the diluted earnings per share calculation. The impact on diluted earnings per share is expected to be approximately four cents per share per quarter if the standard is issued as proposed. Basic earnings per share will not be affected.

Financial Instruments, Hedges and Comprehensive Income

        The CICA has issued three new accounting standards — Financial Instruments — Recognition and Measurement, Hedges and Comprehensive Income. These standards are substantially harmonized with U.S. GAAP and are effective for the Bank beginning with the first quarter of fiscal 2007. The principal impacts of the standards are detailed as follows.

  •
  Financial assets will be classified as available for sale, held to maturity or trading.

  •
  For fair value hedges, where the Bank is hedging changes in the fair value of assets, liabilities or firm commitments, the change in the value of derivatives and hedged items will be recorded through income.

  •
  Comprehensive income will be a new component of shareholders' equity and a new statement entitled Statement of Comprehensive Income will be added to the Bank's primary Consolidated Financial Statements.

  •
  For cash flow hedges where the Bank is hedging the variability in cash flows related to variable rate assets, liabilities or forecasted transactions, the effective portion of the changes in the fair values of the derivative instruments will be recorded through comprehensive income until the hedged items are recognized in income.

Controls and Procedures Surrounding Preparation of Financial Statements

        As required, the Bank intends to file a certification on the adequacy of internal controls in the 2006 Annual Report pursuant to Section 404 of the U.S. Sarbanes-Oxley Act of 2002. In 2005, work continues to be conducted throughout the Bank to identify, document and assess internal controls over financial reporting.

SUPPLEMENTARY INFORMATION

Table 1: Quarterly Results

Quarterly Results — Reported Basis

	2005		2004				2003
	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
	(millions of Canadian dollars)
Net interest income	$1,393	$1,411	$1,435	$1,452	$1,441	$1,445	$1,335	$1,358	$1,400	$1,344
Other income	1,517	1,395	1,118	1,181	1,284	1,300	1,094	1,193	968	1,169

Total revenue	2,910	2,806	2,553	2,633	2,725	2,745	2,429	2,551	2,368	2,513
Net income (loss) applicable to common shares	$599	$630	$595	$565	$490	$582	$480	$480	$(295)	$324

	(Canadian dollars)
Basic net income (loss) per common share	$.87	$.96	$.91	$.87	$.74	$.89	$.74	$.74	$(.46)	$.50
Diluted net income (loss) per common share	.86	.95	.90	.86	.74	.88	.73	.73	(.46)	.50

Quarterly Results — Before Amortization of Intangibles

	2005		2004				2003
	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
	(millions of Canadian dollars)
Net interest income	$1,393	$1,411	$1,435	$1,452	$1,441	$1,445	$1,335	$1,358	$1,400	$1,344
Other income	1,517	1,395	1,118	1,181	1,284	1,300	1,094	1,193	968	1,169

Total revenue	2,910	2,806	2,553	2,633	2,725	2,745	2,429	2,551	2,368	2,513
Net income (loss) applicable to common shares	$689	$717	$687	$664	$597	$761	$592	$599	$(168)	$457

	(Canadian dollars)
Basic net income (loss) per common share	$1.00	$1.09	$1.05	$1.02	$.91	$1.16	$.91	$.92	$(.26)	$.71
Diluted net income (loss) per common share	.99	1.08	1.04	1.01	.90	1.15	.90	.91	(.26)	.70

Certain comparative amounts have been restated. See Note 1 of the Consolidated Interim Financial Statements.

Table 2: Capital Stock and Liabilities for Preferred Shares

	Apr. 30 2005	Oct. 31 2004
	(thousands of shares)
Liabilities for preferred shares issued by the Bank:
Class A — Series I	16	16
Class A — Series J	16,384	16,384
Class A — Series M	14,000	14,000
Class A — Series N	8,000	8,000

Liabilities for preferred shares issued by TD Mortgage Investment Corporation: Series A	350	350

Common shares — outstanding	706,699	655,902

Certain comparative amounts have been restated. See Note 1 of the Consolidated Interim Financial Statements.

HOW OUR BUSINESSES PERFORMED

        For management reporting purposes, the Bank's operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking, Wholesale Banking and Wealth Management. Canadian Personal and Commercial Banking comprises our personal and business banking in Canada as well as our global insurance operations (excluding the U.S.). Results of each business segment reflect revenues, expenses, assets and liabilities generated by the business in that segment. The Bank measures and evaluates the performance of each segment based on earnings before amortization of intangibles and, where applicable, the Bank notes that the measure is before amortization of intangibles. For example, revenue is not affected by the amortization of intangibles, but expenses are affected by the amortization of intangibles. This measure is only relevant in the Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking and Wealth Management segments as there are no intangibles allocated to the Wholesale Banking and Corporate segments. For further details see the "How the Bank Reports" section on page 3. For information concerning the Bank's measures of economic profit and return on invested capital, see page 4. Segmented information also appears in Note 10 of the Bank's Consolidated Interim Financial Statements.

        Net interest income, primarily within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income such as dividends is adjusted to its equivalent before tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected primarily in the Wholesale Banking segment's results is eliminated in the Corporate segment.

Canadian Personal and Commercial Banking

        Canadian Personal and Commercial Banking recorded strong operating results again this quarter. A positive spread of four percentage points between revenue and expense growth resulted in 16% earnings growth compared with the same quarter last year. Net income of $401 million before amortization of intangibles for the second quarter 2005 increased by $54 million from the same quarter last year. Return on invested capital increased from 20% last year to 23% this quarter and economic profit grew by $51 million or 27% compared with the same quarter last year.

        Revenue grew by $96 million or 6% compared with the same quarter last year. Double-digit volume growth in real estate secured lending, savings deposits and small business deposits contributed to revenue growth. Insurance revenues grew from improved insurance claims experience and new sales. These areas of growth were partly offset by lower margins. The acquisition of insurance business from Liberty Mutual Group in April of last year contributed $23 million to revenue growth.

        As compared with the same quarter last year, real estate secured lending volume (including securitizations) grew by $10 billion or 10%, personal deposit volume grew $4 billion or 5% while other personal loans were relatively flat. Business deposits grew by $3 billion or 12% and business loans and acceptances increased by $700 million or 4%. Originated insurance premiums grew by $31 million or 7%, before the impact of the acquisition from Liberty Mutual Group. As of February 2005, personal lending market share was 20.4% down ..54% from last year, but down only .01% from last quarter. Personal deposit market share was 21.3% up .04% from last year and up .09% from last quarter.

        Margin on average earning assets decreased from 3.05% last year to 2.95% primarily due to a change in product mix as volume growth continued to be weighted toward lower margin products such as real estate secured lending and the Guaranteed Investment Savings Account. The impact of the change in mix was more pronounced this quarter causing margins to decline by 7 basis points from last quarter.

        Provision for credit losses (PCL) (before the effect of securitizations) for the quarter increased by $4 million or 5% compared with the same quarter last year. Personal PCL of $88 million was $3 million higher than the same quarter last year on stable delinquency rates. Commercial and small business PCL was $3 million this quarter, up $1 million from the same quarter last year. Annualized PCL as a percent of lending volume continued to be low at .25%, down .01% from the same quarter last year.

        Expenses before amortization of intangibles increased by $16 million or 2% compared with the same quarter last year. The insurance acquisition accounted for $12 million of expense growth. Systems development projects, insurance business volume growth, and employee compensation also added to expenses. Offsetting these factors were synergies realized from the integration of the branches acquired from Laurentian Bank at the end of 2003 and lower severance costs. Full time equivalent (FTE) staffing levels increased by 834 as compared with the same quarter last year. Growth in the insurance business, including the Liberty acquisition, added 667 FTE to staffing levels. The spread between revenue and expense growth resulted in a 2.6 point improvement in the efficiency ratio, before amortization of intangibles, to 57.2%.

        Earnings growth is expected to be strong for the remainder of the year on continued solid volume growth, low personal credit losses, positive insurance claims experience and low expense growth. Partly offsetting these factors will be anticipated lower net interest margins related to product mix and the impact of rate reductions on insurance revenue. Commercial PCL is expected to increase moderately.

U.S. Personal and Commercial Banking

        The U.S. Personal and Commercial Banking segment is a new segment established as a result of the acquisition of a majority interest in TD Banknorth on March 1, 2005. The results of TD Banknorth are included in the consolidated results on a one-month lag. Accordingly, only one month of operating results are included this quarter while two months of acquisition funding costs are included.

        For the month of March, the U.S. Personal and Commercial Banking segment's earnings before amortization of intangibles was $19 million. For the month, return on invested capital was 5% and the economic loss was $20 million.

        Total revenues were $138 million. The margin on average earning assets was 4.14% and benefited from balance sheet de-leveraging. Commercial and consumer loan growth has been solid, while residential mortgage loans have declined slightly against Banknorth's historical results; this trend is expected to continue for the remainder of the year. Revenues from deposit services and fee-based businesses were generally in line with expectations.

        PCL for the month was a recovery of $7 million, as recent favorable loss factors replaced higher historical factors resulting in a lower required allowance level and related provision for credit losses. If recent loss experience continues, it is anticipated that the quarterly provisions for credit losses for the remainder of 2005 will be substantially less than the quarterly provisions recorded in 2004.

        Expenses before amortization of intangibles were $83 million, including $5 million of merger related charges. The full time equivalent staffing level at March 31, 2005 was 7,483. The efficiency ratio, before amortization of intangibles, was 60.1%.

        Historically, Banknorth has delivered earnings growth in the 8% to 10% range, including the effects of acquisitions and continues with the expectation that it will be in that range.

Wholesale Banking

        Wholesale Banking recorded net income of $150 million in the second quarter, $12 million less than the same quarter last year. The return on invested capital for the quarter was 25% compared with 28% in the same quarter last year. Economic profit for the quarter was $71 million compared with $85 million in the same quarter last year.

        Wholesale Banking revenue is derived primarily from capital markets, investing and corporate lending activities. Revenue for the quarter was $604 million, compared with $582 million in the same quarter last year. The capital markets businesses generate revenues from advisory, underwriting, trading, facilitation and execution services. Capital markets revenues increased from last year on stronger trading-related revenues within the equity businesses. This was partially offset by weaker results in the debt capital markets businesses. Corporate lending revenues were down slightly as a result of continued reductions in credit exposure.

        Provisions for credit losses are comprised of allowances for loan losses and costs for credit protection. The cost of credit protection included in the segment represents the accrual cost for the protection. The change in market value of the protection, in excess of the accrual cost, is reported in the Corporate segment. Provisions for credit losses were $13 million for the quarter, an increase from $10 million in the same quarter last year. The entire $13 million provision in the quarter represented costs of credit protection. In the Corporate segment, the accrual cost of credit protection is reclassified to other income.

        Wholesale Banking continues to proactively manage its credit risk and holds $3.8 billion in notional credit default swap protection, a decrease of $.3 billion from the end of last quarter and a decrease of $1.7 billion from the same quarter last year. The decrease from the same quarter last year is largely a result of rebalancing within the protection portfolio.

        Risk-weighted assets (RWA) of the Wholesale Banking segment were $31 billion this quarter, unchanged from the previous quarter, and a decrease of $4 billion compared with the same quarter last year. The decline from last year is related to a decrease in both market and credit risk. The market risk RWA reduction reflects the impact of implementing the Interest Rate Specific Risk VaR model for the trading businesses, while the reduction in credit risk RWA is largely attributable to a decline in the size of the lending portfolio.

        Expenses were $365 million, an increase of $29 million from $336 million the same quarter last year. This was primarily due to $22 million in restructuring costs related to the global structured products businesses. At the end of the quarter a strategic decision was made to reposition the derivative products businesses, reducing focus on the less profitable and more complex products in order to focus resources on growing the more profitable parts of the business. Further restructuring charges are expected next quarter.

        Overall, this was a strong quarter for Wholesale Banking. For the remainder of 2005 Wholesale Banking will focus on its key priorities which include: executing on the strategic decision to reposition the structured products businesses, increasing domestic market share, continuing to enhance the risk and control infrastructure and achieving a return on invested capital of 15% to 22%.

Wealth Management

        Wealth Management's net income before amortization of intangibles for the second quarter 2005 was $99 million, a decline of $3 million from the same quarter last year. The return on invested capital for the quarter was 15%, consistent with the same quarter last year. The economic profit for the quarter was $21 million, also consistent with the same quarter last year.

        Total revenue decreased $18 million from the same quarter last year to $686 million due to a 16% decline in Discount Brokerage trades per day to 106,000 and the negative impact of foreign currency translation. These decreases were partially offset by higher interest revenue resulting from an increase in Discount Brokerage deposit balances in TD Waterhouse U.S.A., higher Mutual Fund management fees due to 12% growth in Mutual Fund assets under management and higher revenue in the advice-based businesses as assets under administration continue to grow.

        Expenses before amortization of intangibles were $530 million in the second quarter, a decrease of $14 million compared with the same quarter last year. The decrease resulted from foreign currency translation, lower Discount Brokerage transaction costs resulting from the reduction in volumes, partially offset by higher payments by Mutual Funds due to growth in assets under management and higher sales force compensation due to growth in the advice-based businesses.

        Assets under management of $133 billion at April 30, 2005 increased $9 billion from October 31, 2004 due to strong sales of mutual funds, growth in institutional assets and market appreciation. Assets under administration totaled $302 billion at the end of the second quarter, increasing $23 billion from October 31, 2004 due to asset growth in Discount Brokerage, Investment Advice and Financial Planning.

        While Discount Brokerage volumes have been negatively impacted by market conditions, the growth in the advice-based and asset management businesses have buffered the declines. While trade volumes were down 16%, net income is only marginally down by 3% reflecting the improved earnings diversification of the Wealth businesses. Expectations are that the advice-based and asset management businesses will continue to show positive earnings growth for the balance of this fiscal year reflecting the increased investment made in these businesses in the last 12 to 18 months.

Corporate

        During the second quarter 2005, the Corporate segment reported net income of $20 million. The results include income related to a $43 million ($25 million after-tax) recovery in the non-core lending portfolio for amounts previously provided for under sectoral provisions. The non-core lending portfolio also had $17 million of additional income ($11 million after-tax), largely related to recoveries on non performing loans that had not previously been provided for through sectoral provisions. The Corporate segment recorded gains of $51 million ($33 million after-tax) due to the impact of the hedging relationships accounting guideline, and securitization gains of $8 million ($5 million after-tax). These gains were partially offset by other costs associated with treasury activities and net unallocated revenues, expenses and taxes. Effective fiscal 2005, the Bank revised its methodology in allocating corporate support costs. This increased expenses in the Corporate segment by $18 million before tax. Net income for the Corporate segment was further impacted by a tax expense in the amount of approximately $25 million related to a corporate reorganization.

CONSOLIDATED INTERIM BALANCE SHEET

(unaudited)

	As at
	April 30 2005	Oct. 31 2004
	(millions of Canadian dollars)
Assets
Cash and non-interest-bearing deposits with other banks	$1,797	$1,404
Interest-bearing deposits with other banks	9,057	7,634

	10,854	9,038
Securities
Investment	39,884	31,387
Trading	71,748	66,893

	111,632	98,280

Securities purchased under resale agreements	23,727	21,888

Loans
Residential mortgages	55,640	51,420
Consumer instalment and other personal	58,595	48,857
Credit cards	2,664	2,566
Business and government	33,313	22,264

	150,212	125,107
Allowance for credit losses (Note 2)	(1,410)	(1,183)

Loans (net of allowance for credit losses)	148,802	123,924

Other
Customers' liability under acceptances	5,871	5,507
Trading derivatives' market revaluation	34,949	33,697
Goodwill	6,766	2,225
Intangible assets	2,421	2,144
Land, buildings and equipment	1,712	1,330
Other assets	12,810	12,994

	64,529	57,897

Total assets	$359,544	$311,027

Liabilities
Deposits
Personal	$133,119	$111,360
Banks	17,431	11,459
Business and government	97,964	84,074

	248,514	206,893

Other
Acceptances	5,871	5,507
Obligations related to securities sold short	20,453	17,671
Obligations related to securities sold under repurchase agreements	10,249	9,846
Trading derivatives' market revaluation	34,349	33,873
Other liabilities	15,061	16,365

	85,983	83,262

Subordinated notes, debentures and other debt (Note 5)	5,569	5,644

Liabilities for preferred shares and Capital Trust Securities (Note 6)	2,210	2,560

Non-controlling interest (Note 11)	1,676	—

Shareholders' equity
Capital stock (Note 6)
Common (millions of shares issued and outstanding 706.7 in Q2, 2005 and 655.9 in Q4, 2004)	5,632	3,373
Contributed surplus (Note 7)	28	20
Foreign currency translation adjustments	(298)	(265)
Retained earnings	10,230	9,540

	15,592	12,668

Total liabilities and shareholders' equity	$359,544	$311,027

Certain comparative amounts have been restated. See Note 1 of the Consolidated Interim Financial Statements.

CONSOLIDATED INTERIM STATEMENT OF INCOME

(unaudited)

	For the three months ended		For the six months ended
	April 30 2005	April 30 2004	April 30 2005	April 30 2004
	(millions of Canadian dollars)
Interest income
Loans	$1,893	$1,693	$3,725	$3,457
Securities
Dividends	268	221	497	410
Interest	747	685	1,603	1,458
Deposits with banks	105	122	200	254

	3,013	2,721	6,025	5,579

Interest expense
Deposits	1,223	920	2,331	1,910
Subordinated notes, debentures and other debt	83	78	162	158
Distributions from liabilities for preferred shares and Capital Trust Securities	34	44	63	88
Other obligations	280	238	665	537

	1,620	1,280	3,221	2,693

Net interest income	1,393	1,441	2,804	2,886
Provision for (reversal of) credit losses (Note 2)	20	(192)	30	(296)

Net interest income after provision for (reversal of) credit losses	1,373	1,633	2,774	3,182

Other income
Investment and securities services	607	654	1,207	1,265
Credit fees	85	76	183	167
Net investment securities gains (losses)	47	59	99	104
Trading income (loss)	79	(55)	155	(3)
Service charges	171	168	341	333
Securitizations (Note 3)	100	107	193	218
Card services	61	52	113	101
Insurance, net of claims	215	143	399	254
Trust fees	28	23	45	40
Other	124	57	177	105

	1,517	1,284	2,912	2,584

Net interest and other income	2,890	2,917	5,686	5,766

Non-interest expenses
Salaries and employee benefits (Note 8)	1,029	971	2,010	1,914
Occupancy including depreciation	164	150	312	297
Equipment including depreciation	147	137	279	257
Amortization of intangible assets	134	162	268	332
Restructuring costs (reversal) (Note 13)	22	(7)	22	(7)
Marketing and business development	126	114	230	210
Brokerage related	57	61	115	123
Professional and advisory	114	97	222	188
Communications	49	53	95	104
Other	215	533	449	778

	2,057	2,271	4,002	4,196

Income before provision for income taxes	833	646	1,684	1,570
Provision for income taxes	213	156	434	498

Income before non-controlling interest	620	490	1,250	1,072
Non-controlling interest (Note 11)	21	—	21	—

Net income applicable to common shares	$599	$490	$1,229	$1,072

Average number of common shares outstanding (millions)
Basic	690.8	656.8	673.4	655.8
Diluted	696.1	662.0	678.7	660.9
Earnings per common share
Basic	$.87	$.74	$1.83	$1.63
Diluted	.86	.74	1.81	1.62

Certain comparative amounts have been restated. See Note 1 of the Consolidated Interim Financial Statements.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(unaudited)

	For the six months ended
	April 30 2005	April 30 2004
	(millions of Canadian dollars)
Common shares
Balance at beginning of period	$3,373	$3,179
Proceeds from shares issued on exercise of options	72	71
Proceeds from shares issued as a result of dividend reinvestment plan	174	87
Impact of shares (acquired) sold by Wholesale Banking	25	(28)
Repurchase of common shares (Note 6)	—	(28)
Issued on acquisition of TD Banknorth (Note 6)	1,988	—

Balance at end of period	5,632	3,281

Contributed surplus
Balance at beginning of period	20	9
Stock option expense (Note 7)	8	5

Balance at end of period	28	14

Foreign currency translation adjustments
Balance at beginning of period	(265)	(130)
Foreign exchange gains (losses) from investments in subsidiaries and other items	279	491
Foreign exchange gains (losses) from hedging activities	(477)	(480)
(Provision for) benefit of income taxes	165	135

Balance at end of period	(298)	16

Retained earnings
Balance at beginning of period	9,540	8,518
Net income	1,229	1,072
Common dividends	(517)	(433)
Termination of equity based compensation plan	—	(24)
Premium paid on repurchase of common shares (Note 6)	—	(235)
Other	(22)	—

Balance at end of period	10,230	8,898

Total shareholders' equity	$15,592	$12,209

Certain comparative amounts have been restated. See Note 1 of the Consolidated Interim Financial Statements.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(unaudited)

	For the three months ended		For the six months ended
	April 30 2005	April 30 2004	April 30 2005	April 30 2004
	(millions of Canadian dollars)
Cash flows from (used in) operating activities
Net income	$599	$490	$1,229	$1,072
Adjustments to determine net cash flows from (used in) operating activities
Provision for (reversal of) credit losses	20	(192)	30	(296)
Restructuring costs (reversal)	22	(7)	22	(7)
Depreciation	73	73	135	141
Amortization of intangible assets	134	162	268	332
Stock option expense	4	2	8	5
Net investment securities (gains) losses	(47)	(59)	(99)	(104)
Gain on securitizations	(49)	(47)	(88)	(85)
Non-controlling interest	21	—	21	—
Changes in operating assets and liabilities
Future income taxes	206	(50)	158	(73)
Current income taxes payable	(109)	(249)	(268)	(789)
Interest receivable and payable	(100)	(115)	265	10
Trading securities	4,229	5,516	(4,855)	(11,307)
Unrealized gains and amounts receivable on derivatives contracts	973	3,232	(1,252)	(976)
Unrealized losses and amounts payable on derivatives contracts	(417)	(2,598)	476	1,185
Other	(1,353)	725	175	896

Net cash from (used in) operating activities	4,206	6,883	(3,775)	(9,996)

Cash flows from (used in) financing activities
Deposits	(2,367)	5,925	12,352	28,660
Securities sold under repurchase agreements	(439)	(3,909)	403	5,071
Securities sold short	(2,368)	(3,502)	1,352	1,222
Repayment of subordinated notes, debentures and other debt	(750)	—	(752)	(151)
Subordinated notes and debentures (acquired) sold for trading purposes	(1)	8	4	(35)
Translation adjustment on subordinated notes, debentures and other debt issued in a foreign currency	(10)	26	3	29
Common shares issued on exercise of options	45	36	72	71
Common shares issued as a result of dividend reinvestment plan	101	11	174	87
Common shares (acquired) sold by Wholesale Banking	23	70	25	(28)
Repurchase of common shares	—	(263)	—	(263)
Dividends paid on common shares	(281)	(224)	(517)	(433)

Net cash from (used in) financing activities	(6,047)	(1,822)	13,116	34,230

Cash flows from (used in) investing activities
Interest-bearing deposits with other banks	(198)	(1,623)	(1,423)	(1,668)
Activity in investment securities
Purchases	(4,656)	(5,463)	(14,786)	(15,499)
Proceeds from maturities	985	1,238	3,901	1,929
Proceeds from sales	5,031	3,286	8,822	6,001
Activity from lending activities
Origination and acquisitions	(16,111)	(10,269)	(34,271)	(43,612)
Proceeds from maturities	14,752	6,664	28,292	36,051
Proceeds from sales	426	913	1,487	2,133
Proceeds from loan securitizations	2,525	1,137	4,165	2,050
Land, buildings and equipment	(566)	(65)	(539)	(76)
Securities purchased under resale agreements	2,493	(1,140)	(1,839)	(11,507)
TD Banknorth share repurchase program (Note 11)	(603)	—	(603)	—
Acquisition of TD Banknorth, net of cash acquired (Note 11)	(2,184)	—	(2,184)	—

Net cash from (used in) investing activities	1,894	(5,322)	(8,978)	(24,198)

Effect of exchange rate changes on cash and cash equivalents	15	7	30	11

Net changes in cash and cash equivalents	68	(254)	393	47
Cash and cash equivalents at beginning of period	1,729	1,769	1,404	1,468

Cash and cash equivalents at end of period represented by cash and non-interest-bearing deposits with other banks	$1,797	$1,515	$1,797	$1,515

Supplementary disclosure of cash flow information
Amount of interest paid during the period	$1,587	$1,385	$3,101	$2,684
Amount of income taxes paid during the period	214	331	545	1,155
Dividends per common share	$.40	$.34	$.76	$.66

Certain comparative amounts have been restated. See Note 1 of the Consolidated Interim Financial Statements.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(unaudited)

        These Consolidated Interim Financial Statements should be read in conjunction with the Bank's Consolidated Financial Statements for the year ended October 31, 2004. The Consolidated Interim Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of application as the Bank's Consolidated Financial Statements for the year ended October 31, 2004 except as discussed in Note 1. The Consolidated Interim Financial Statements include all adjustments which are, in the opinion of management, necessary to a fair presentation of the results for the periods presented.

Note 1: Changes in Accounting Policy

(a)   Liabilities and Equity

        As of November 1, 2004, the Bank adopted the Canadian Institute of Chartered Accountants (CICA) amendments to its accounting standard on financial instruments — disclosure and presentation on a retroactive basis with restatement of prior periods. As a result of these amendments, the Bank was required to classify its existing preferred shares totaling $1,310 million and innovative capital structures totaling $900 million, as at October 31, 2004, as liabilities and their corresponding distributions as interest expense. Earnings applicable to common shares and earnings per share amounts are unaffected for all prior periods. The following table shows the reduction in net interest income. Net income before non-controlling interest prior to restatement was also reduced by the same amounts each period. However, net income applicable to common shares is unaffected as the preferred dividends and non-controlling interest from the innovative capital structures were already deducted from income applicable to common shares in prior periods. For regulatory capital purposes, the existing capital instruments of the Bank have been grandfathered by the Superintendent of Financial Institutions Canada, and the Bank's capital ratios are unaffected.

	For the three months ended		For the six months ended
					For the year ended October 31
	Apr. 30 2005	Apr. 30 2004	Apr. 30 2005	Apr. 30 2004
					2004	2003	2002
	(millions of Canadian dollars)
Net interest income — prior to restatement	$1,427	$1,485	$2,867	$2,974	$5,943	$5,616	$5,300
Less: Preferred dividends	17	21	29	42	78	87	93
Non-controlling interest in innovative
capital structures	17	23	34	46	92	92	64

Net interest income — restated	$1,393	$1,441	$2,804	$2,886	$5,773	$5,437	$5,143

(b)   Consolidation of Variable Interest Entities

        As of November 1, 2004, the Bank prospectively adopted the CICA accounting guideline on the consolidation of variable interest entities (VIEs). VIEs are entities in which the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinate financial support provided by any parties, including equity investors. The accounting guideline required the Bank to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of such entities and if so, consolidate them. The primary impact of adopting the revised guideline is that the Bank no longer consolidates one of its innovative capital structures — TD Capital Trust II Securities, which accounts for $350 million of Tier 1 capital. Although the Bank has voting control it is not deemed the primary beneficiary under the VIE rules. For regulatory capital purposes, the Bank's innovative capital structures have been grandfathered by the Superintendent of Financial Institutions Canada, and the Bank's capital ratios are unaffected.

(c)   Merchant Banking Accounting

        As of November 1, 2004, the Bank prospectively adopted the Canadian Accounting Standards Board's amendments to its accounting standard on subsidiaries which disallows an enterprise acquired with the clearly demonstrated intention that it would be disposed of in the foreseeable future to be considered a temporary investment. As a result, the Bank has commenced equity accounting for investments held in the merchant banking portfolio where it has significant influence. The impact of this change in accounting is not significant for the Bank.

(d)   Asset Retirement Obligations

        As of November 1, 2004, the Bank adopted the CICA accounting standard on asset retirement obligations on a retroactive basis with restatement. The accounting standard requires that a liability for an asset retirement obligation related to a long-lived asset be recognized in the period in which it is incurred and recorded at fair value. The offset to the liability is capitalized as part of the carrying amount of the related long-lived asset. The impact of this accounting standard is not significant for the Bank.

(e)   Investment Companies

        The Bank adopted the CICA accounting guideline on investment companies as of November 1, 2004. The accounting guideline requires the Bank's investment companies to account for all its investments at fair value. The guideline sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value. The impact of this accounting guideline is not significant for the Bank.

Note 2: Allowance for Credit Losses

        The Bank's allowance for credit losses at April 30, 2005 and April 30, 2004 is shown in the table below. The Bank no longer has any sectoral allowances beginning in the first quarter 2005.

	April 30, 2005			April 30, 2004
	Specific allowance	General allowance	Total	Specific allowance	General allowance	Sectoral allowance	Total
	(millions of Canadian dollars)
Balance at beginning of year	$266	$917	$1,183	$487	$984	$541	$2,012
Acquisition of TD Banknorth	27	289	316
Provision for (reversal of) credit losses	69	(39)	30	171	(67)	(400)	(296)
Transfer from sectoral to specific	—	—	—	3	—	(3)	—
Write-offs	(224)	—	(224)	(391)	—	—	(391)
Recoveries	109	—	109	61	—	99	160
Other(1)	3	(7)	(4)	15	—	(9)	6

Allowance for credit losses at end of period	$250	$1,160	$1,410	$346	$917	$228	$1,491

(1)
Includes foreign exchange rate changes and losses on loan sales booked to sectoral allowance.

Note 3: Securitizations

        The following table summarizes the Bank's securitization activity for the three months and six months ended April 30. In most cases, the Bank retained the responsibility for servicing the assets securitized.

	For the three months ended April 30, 2005					For the three months ended April 30, 2004
	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
	(millions of Canadian dollars)
Gross proceeds from new securitizations recorded during the period	$1,441	$2,100	$1,300	$299	$5,140	$1,099	$656	$1,500	$81	$3,336
Retained interest recorded during the period	32	16	24	—	72	32	4	27	1	64
Gain on sale, net of transaction fees and expenses(1)	12	8	22	7	49	17	4	25	1	47
Cash flows received on interests retained	44	9	41	1	95	35	10	48	2	95

	For the six months ended April 30, 2005					For the six months ended April 30, 2004
	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
	(millions of Canadian dollars)
Gross proceeds from new securitizations recorded during the period	$3,090	$2,571	$2,600	$299	$8,560	$2,149	$1,270	$3,000	$408	$6,827
Retained interest recorded during the period	67	19	48	—	134	58	8	54	3	123
Gain on sale, net of transaction fees and expenses(1)	26	11	44	7	88	22	8	50	5	85
Cash flows received on interests retained	88	20	84	3	195	70	21	97	3	191
(1)
For term loans (residential and commercial mortgage loans), the gain on sale is after the effects of hedges on assets sold.

        The following table summarizes the impact of securitizations on the Bank's Consolidated Interim Statement of Income for the three months and six months ended April 30.

	For the three months ended April 30, 2005					For the three months ended April 30, 2004
	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
	(millions of Canadian dollars)
Gain on sale, net of transaction fees and expenses(1)	$12	$8	$22	$7	$49	$17	$4	$25	$1	$47
Servicing income	22	10	19	—	51	31	6	23	—	60

Total	$34	$18	$41	$7	$100	$48	$10	$48	$1	$107

	For the six months ended April 30, 2005					For the six months ended April 30, 2004
	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
	(millions of Canadian dollars)
Gain on sale, net of transaction fees and expenses(1)	$26	$11	$44	$7	$88	$22	$8	$50	$5	$85
Servicing income	45	20	40	—	105	73	13	47	—	133

Total	$71	$31	$84	$7	$193	$95	$21	$97	$5	$218

(1)
For term loans (residential and commercial mortgage loans), the gain on sale is after the effects of hedges on assets sold.

        The key assumptions used to value the sold and retained interests as at April 30 are shown in the following table.

	2005				2004
	Residential Mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans
Prepayment rate(1)	20.0%	6.1%	41.3%	2.7%	20.0%	5.9%	39.4%	3.7%
Excess spread(2)	.7	1.1	13.1	—	.8	1.1	12.2	—
Discount rate	5.1	3.3	4.1	9.8	4.6	2.8	4.4	4.7
Expected credit losses(3)	—	—	2.6	.1	—	—	3.3	.1
(1)
Represents monthly payment rate for personal and credit card loans.

(2)
The excess spread for credit card loans reflects the net portfolio yield, which is interest earned and other revenues less funding costs and losses.

(3)
There are no expected credit losses for residential mortgage loans as these mortgages are government guaranteed.

        During the three months ended April 30, 2005, there were maturities of previously securitized loans and receivables of $2,615 million (Q2, 2004 — $2,199 million). As a result, proceeds from securitizations were $2,525 million for the three months ended April 30, 2005 (Q2, 2004 — $1,137 million). During the six months ended April 30, 2005, there were maturities of previously securitized loans and receivables of $4,395 million (six months ended April 30, 2004 — $4,777 million). As a result, proceeds from securitizations were $4,165 million for the six months ended April 30, 2005 (six months ended April 30, 2004 — $2,050 million).

Note 4: Variable Interest Entities

        Variable interest entities (VIEs) are entities in which the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinate financial support provided by any parties, including equity investors. The accounting guideline requires the Bank to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of such entities and if so, consolidate them. The primary beneficiary is an entity that is exposed to a majority of the VIE's expected losses or entitled to a majority of the VIE's expected residual returns or both.

        As of April 30, 2005, the Bank was not considered the primary beneficiary of any significant VIEs. The Bank also held variable interests in certain VIEs where it is not considered the primary beneficiary. The first of these are multi-seller conduits which the Bank created in fiscal 1993, 1998, 1999 and 2000 with a total of $8 billion of assets. While the probability of loss is negligible, the Bank's maximum potential exposure to loss from these conduits is $8 billion as of April 30, 2005 (through sole provision of liquidity facilities only available in the event of a general market disruption).

        The second is a single-seller conduit which the Bank created in fiscal 2000 with $3 billion of assets. The Bank's maximum potential exposure to loss for this conduit is through sole provision of liquidity facilities of $3 billion (as of April 30, 2005), which is only available in the event of a general market disruption, however, the probability of loss is negligible.

        The Bank also enters into structured transactions on behalf of clients. Beginning in fiscal 2001, the Bank sold trading assets to certain third party managed multi-seller conduits as a source of cost effective funding as well as to manage regulatory capital. As part of the transactions, the Bank maintained its exposure to the assets through derivative contracts executed with the conduits. The Bank's maximum exposure to the entity is limited to the $3 billion notional value of the specified assets sold.

Note 5: Subordinated Notes, Debentures and Other Debt

        On April 14, 2005, the Bank redeemed all of its outstanding $750 million 6.60% subordinated debentures due April 14, 2010. In addition, during the first quarter 2005, the Bank repaid upon maturity $2 million of debentures with an interest rate of .7%.

Note 6: Capital Stock and Liabilities for Preferred Shares

	April 30 2005	Oct. 31 2004
	(thousands of shares)
Liabilities for preferred shares issued by the Bank:
Class A — Series I	16	16
Class A — Series J	16,384	16,384
Class A — Series M	14,000	14,000
Class A — Series N	8,000	8,000

Liabilities for preferred shares issued by TD Mortgage Investment Corporation: Series A	350	350

Common shares(1) — outstanding	706,699	655,902
Options to purchase common shares — outstanding	21,688	22,049

(1)
507 thousand net common shares held by Bank subsidiaries have been sold and added to equity during the six months ended April 30, 2005.

        The Bank issued 44.3 million common shares as part of the consideration for acquiring a majority stake in Banknorth during the second quarter 2005.

        On February 24, 2005, the Bank announced the commencement of a new normal course issuer bid, effective for up to one year, to repurchase for cancellation up to 14 million common shares. During the six months ended April 30, 2005, no shares were repurchased. During the six months ended April 30, 2004, 5.7 million shares were repurchased at a cost of $263 million on a previous program.

Note 7: Stock Based Compensation

        The following table summarizes the compensation expense recognized by the Bank for stock option awards in the Consolidated Interim Statement of Income for the three and six months ended April 30.

	For the three months ended		For the six months ended
	Apr. 30 2005	Apr. 30 2004	Apr. 30 2005	Apr. 30 2004
	(millions of Canadian dollars)
Stock option expense	$4	$2	$8	$5

        During the six months ended April 30, 2005, 2.2 million (six months ended April 30, 2004 — 2.4 million) options were granted at market with a weighted average fair value of $10.63 per option (six months ended, 2004 — $9.37 per option).

        The fair value of options granted was estimated at the date of grant using the Black-Scholes valuation model with the following assumptions:

	For the six months ended
	April 30 2005	April 30 2004
Risk-free interest rate	3.70%	4.10%
Expected option life	5.3 years	5.0 years
Expected volatility	25.7%	27.6%
Expected dividend yield	2.84%	2.93%

Note 8: Employee Future Benefits

        The Bank's pension plans and principal non-pension post-retirement benefit plans expenses are as follows:

Principal Pension Plan Pension Expense

	For the three months ended		For the six months ended
	April 30 2005	April 30 2004	April 30 2005	April 30 2004
	(millions of Canadian dollars)
Elements of pension plan expense before adjustments to recognize the long term nature of the cost
Service cost — benefits earned	$11	$10	$23	$20
Interest cost on projected benefit obligation	26	24	51	48
Actual return on plan assets	(88)	(112)	(119)	(157)
Plan amendments	4	8	57	8
Adjustments to recognize the long term nature of plan cost
Difference between costs arising in the period and costs recognized in the period in respect of:
Return on plan assets(1)	60	86	63	106
Actuarial losses(2)	2	4	5	8
Plan amendments(3)	(2)	(7)	(54)	(6)

Total	$13	$13	$26	$27

(1)
For the three months ended April 30, 2005, includes expected return on plan assets of $28 million (Q2, 2004 — $26 million) less actual return on plan assets of $88 million (Q2, 2004 — $112 million). For the six months ended April 30, 2005, includes expected return on plan assets of $56 million (six months ended April 30, 2004 — $51 million) less actual return on plan assets of $119 million (six months ended April 30, 2004 — $157 million).

(2)
For the three months ended April 30, 2005, includes loss recognized of $2 million (Q2, 2004 — $4 million) less actuarial losses on projected benefit obligation of nil (Q2, 2004 — nil). For the six months ended April 30, 2005, includes loss recognized of $5 million (six months ended April 30, 2004 — $8 million) less actuarial losses on projected benefit obligation of nil (six months ended April 30, 2004 — nil).

(3)
For the three months ended April 30, 2005, includes amortization of costs for plan amendments of $2 million (Q2, 2004 — $1 million) less actual cost amendments of $4 million (Q2, 2004 — $8 million). For the six months ended April 30, 2005, includes amortization of costs for plan amendments of $3 million (six months ended April 30, 2004 — $2 million) less actual cost amendments of $57 million (six months ended April 30, 2004 — $8 million).

Other Pension Plans Pension Expense

	For the three months ended		For the six months ended
	April 30 2005	April 30 2004	April 30 2005	April 30 2004
	(millions of Canadian dollars)
CT defined benefit pension plan	$1	$1	$2	$2
U.S. Personal and Commercial Banking defined benefit pension plans	1		1
Supplemental employee retirement plans	6	6	12	12

Total	$8	$7	$15	$14

Principal Non-Pension Post-Retirement Benefit Plans Expense

	For the three months ended		For the six months ended
	April 30 2005	April 30 2004	April 30 2005	April 30 2004
	(millions of Canadian dollars)
Service cost — benefits earned	$3	$2	$6	$4
Interest cost on projected benefit obligation	5	5	10	10

Total	$8	$7	$16	$14

Cash Flows

        The Bank's contributions to its pension plans and its principal non-pension post-retirement benefit plans are as follows:

	For the three months ended		For the six months ended
	April 30 2005	April 30 2004	April 30 2005	April 30 2004
	(millions of Canadian dollars)
Principal pension plan	$13	$10	$27	$21
CT defined benefit pension plan	—	—	1	1
Supplemental employee retirement plans	3	2	5	4
Non-pension post-retirement benefit plans	2	2	4	4

Total	$18	$14	$37	$30

        As at April 30, 2005, the Bank expects to contribute an additional $28 million to its principal pension plan, $1 million to its CT defined benefit pension plan, $24 million to its U.S. Personal and Commercial defined benefit pension plans, $4 million to its supplemental employee retirement plans and $4 million to its non-pension post-retirement benefit plans by the end of the year. However, future contribution amounts may change upon the Bank's review of the current contribution levels during the year.

Note 9: Earnings per Common Share

	For the three months ended		For the six months ended
	April 30 2005	April 30 2004	April 30 2005	April 30 2004
	(millions of Canadian dollars)
Basic Earnings per Common Share
Net income applicable to common shares	$599	$490	$1,229	$1,072
Average number of common shares outstanding (millions)	690.8	656.8	673.4	655.8
Basic earnings per common share	$.87	$.74	$1.83	$1.63

Diluted Earnings per Common Share
Net income applicable to common shares	$599	$490	$1,229	$1,072
Average number of common shares outstanding (millions)	690.8	656.8	673.4	655.8
Stock options potentially exercisable as determined under the treasury stock method(1)	5.3	5.2	5.3	5.1

Average number of common shares outstanding — diluted	696.1	662.0	678.7	660.9
Diluted earnings per common share	$.86	$.74	$1.81	$1.62

(1)
For the six months ended April 30, 2005, the computation of diluted earnings per common share excluded weighted average options outstanding of 547 thousand with a weighted exercise price of $49.40 as the options price was greater than the average market price of the Bank's common shares. For the six months ended April 30, 2004, all options outstanding were included in the computation of diluted earnings per common share as the options' exercise prices were less than the average market prices of the Bank's common shares.

Note 10: Segmented Information

        The Bank's operations and activities are organized around the following businesses: Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking, Wholesale Banking and Wealth Management. Results for these segments for the three and six months ended April 30 are presented in the following tables:

Results by Business Segment

	Canadian Personal and Commercial Banking		U.S. Personal and Commercial Banking(1)	Wholesale Banking(2)		Wealth Management		Corporate(2)		Total
For the three months ended	Apr. 30 2005	Apr. 30 2004	Apr. 30 2005	Apr. 30 2005	Apr. 30 2004	Apr. 30 2005	Apr. 30 2004	Apr. 30 2005	Apr. 30 2004	Apr. 30 2005	Apr. 30 2004
	(millions of Canadian dollars)
Net interest income	$1,030	$1,001	$99	$301	$426	$156	$121	$(193)	$(107)	$1,393	$1,441
Other income	587	520	39	303	156	530	583	58	25	1,517	1,284

Total revenue	1,617	1,521	138	604	582	686	704	(135)	(82)	2,910	2,725
Provision for (reversal of) credit losses	91	87	(7)	13	10	—	—	(77)	(289)	20	(192)
Non-interest expenses before amortization of intangibles	925	909	83	365	336	530	544	20	320	1,923	2,109

Income (loss) before provision for (benefit of) income taxes	601	525	62	226	236	156	160	(78)	(113)	967	808
Provision for (benefit of) income taxes	200	178	22	76	74	57	58	(98)	(99)	257	211
Non-controlling interest	—	—	21	—	—	—	—	—	—	21	—

Net income (loss) — before amortization of intangibles	$401	$347	$19	$150	$162	$99	$102	$20	$(14)	$689	$597

Amortization of intangibles, net of income taxes										90	107
Net income — reported basis										$599	$490
Total assets (billions of Canadian dollars) — balance sheet	$123.6	$118.8	$37.4	$156.6	$153.0	$26.4	$25.4	$15.5	$15.1	$359.5	$312.3
— securitized	34.5	28.3	—	—	—	—	—	(11.6)	(9.5)	22.9	18.8

	Canadian Personal and Commercial Banking		U.S. Personal and Commercial Banking(1)	Wholesale Banking(2)		Wealth Management		Corporate(2)		Total
For the six months ended	Apr. 30 2005	Apr. 30 2004	Apr. 30 2005	Apr. 30 2005	Apr. 30 2004	Apr. 30 2005	Apr. 30 2004	Apr. 30 2005	Apr. 30 2004	Apr. 30 2005	Apr. 30 2004
	(millions of Canadian dollars)
Net interest income	$2,119	$2,030	$99	$579	$815	$301	$235	$(294)	$(194)	$2,804	$2,886
Other income	1,161	1,006	39	595	382	1,048	1,140	69	56	2,912	2,584

Total revenue	3,280	3,036	138	1,174	1,197	1,349	1,375	(225)	(138)	5,716	5,470
Provision for (reversal of) credit losses	186	193	(7)	26	17	—	—	(175)	(506)	30	(296)
Non-interest expenses before amortization of intangibles	1,849	1,793	83	697	688	1,038	1,043	67	340	3,734	3,864

Income (loss) before provision for (benefit of) income taxes	1,245	1,050	62	451	492	311	332	(117)	28	1,952	1,902
Provision for (benefit of) income taxes	420	353	22	160	154	114	119	(191)	(82)	525	544
Non-controlling interest	—	—	21	—	—	—	—	—	—	21	—

Net income (loss) — before amortization of intangibles	$825	$697	$19	$291	$338	$197	$213	$74	$110	$1,406	$1,358

Amortization of intangibles, net of income taxes										177	286

Net income — reported basis										$1,229	$1,072

Certain comparative amounts have been restated. See Note 1 of the Consolidated Interim Financial Statements.

(1)
Relates to TD Banknorth which is a reportable segment under Canadian and U.S. Generally Accepted Accounting Principles given that it engages in business activities from which it earns revenues and incurs expenses, its operating results are regularly reviewed by the Bank's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and discrete financial information is available.

(2)
The taxable equivalent basis adjustment is reflected primarily in the Wholesale Banking segment's results and eliminated in the Corporate segment.

Note 11: Acquisition of TD Banknorth

        On March 1, 2005, the Bank acquired 51% of the outstanding shares of TD Banknorth. The total consideration in respect of this purchase amounted to $5,100 million, paid in cash and common shares in the amount of $3,112 million and $1,988 million, respectively. The acquisition was accounted for by the purchase method. The fiscal periods of the Bank and TD Banknorth are not coterminus. TD Banknorth's results from the March 1, 2005 acquisition date to its quarter end date of March 31, have been consolidated with the Bank's results for the quarter ending April 30, 2005. In future quarters, TD Banknorth's results for the three months ended each calendar quarter will be consolidated with the Bank's results for the fiscal quarter. TD Banknorth is reported as a separate segment referred to as U.S. Personal and Commercial Banking.

        During March 2005, TD Banknorth completed a share repurchase of 15.3 million shares. As a result of this share repurchase, the Bank increased its ownership of TD Banknorth by 4.5% resulting in a 55.5% share ownership.

        The following table presents 100% of assets and liabilities of TD Banknorth as of the dates of acquisition. The assets and liabilities presented represent 55.5% at fair value and 44.5% at historical cost.

(millions of Canadian dollars)
Fair value of assets acquired
Cash and cash equivalents	$928
Securities	6,335
Loans	24,581
Intangible assets
Core deposit intangibles	420
Other identifiable intangibles	137
Other assets	1,683

$34,084

Less liabilities assumed
Deposits	28,919
Obligations related to securities sold under repurchase agreements	1,430
Other liabilities	198
Future tax liability on intangible assets	189
Subordinated notes, debentures and other debt	670

$31,406

Less cash used in share repurchase program by TD Banknorth	603

Fair value of identifiable net assets acquired	2,075
Non-controlling interest(1)	1,617

458
Goodwill	4,642

Total purchase consideration	$5,100

(1)
Includes $881 million of historical cost of goodwill and intangibles allocated to non-controlling interest ($831 million goodwill; $50 million intangibles).

        Goodwill arising from the acquisition is not amortized but assessed for impairment on a periodic basis. Intangible assets are amortized on an economic life basis over 5 to 18 years, based upon the estimated useful lives.

Unaudited Proforma Combined Results of Operations

        The following unaudited supplemental pro forma information has been prepared to give effect to the acquisition of 55.5% of TD Banknorth as if it had occurred November 1, 2004. This calculation combines the Bank's results of operations with TD Banknorth's reported earnings adjusted for core deposit and other intangibles amortization, merger related costs, capital tax and incremental deposit interest costs.

	For the three months ended April 30 2005(1)	For the six months ended April 30 2005(2)
	(millions of Canadian dollars)
Net interest income	$1,579	$3,265
Provision for credit losses	(30)	(53)
Other income	1,519	2,999
Non-interest expenses	(2,229)	(4,525)

Income before provision for income taxes	839	1,686
Provision for income taxes	(218)	(443)

Income before non-controlling interest	621	1,243
Non-controlling interest	(17)	(26)

Net income applicable to common shares	$604	$1,217

Earnings per common share
Basic	$.86	$1.73
Diluted	.85	1.72
(1)
Combines the results of the Bank for the three months ended April 30 with the results of TD Banknorth for the three months ended March 31.

(2)
Combines the results of the Bank for the six months ended April 30 with the results of TD Banknorth for the six months ended March 31.

Note 12: Reconciliation of Canadian and United States Generally Accepted Accounting Principles

        The accounting principles followed by the Bank including the accounting requirements of the Superintendent of Financial Institutions Canada conform with Canadian generally accepted accounting principles (Canadian GAAP).

        Significant differences between Canadian GAAP and United States generally accepted accounting principles (U.S. GAAP) are described in the Bank's 2004 Annual Report with their impact detailed below.

Net Income

	For the three months ended		For the six months ended
	April 30 2005	April 30 2004	April 30 2005	April 30 2004
	(millions of Canadian dollars)
Net income based on Canadian GAAP	$599	$490	$1,229	$1,072
Employee future benefits	(1)	(1)	(1)	(1)
Securitizations	(1)	(7)	(3)	(9)
Available for sale securities	1	1	3	3
Derivative instruments and hedging activities	(98)	4	(186)	(118)
Guarantees	(6)	(11)	(9)	(14)
Asset retirement obligations	—	(3)	—	(3)
Liabilities and equity	34	38	63	82
Amortization of intangible assets	(5)	—	(5)	—
Other	—	(6)	—	(6)
Income taxes and net change in income taxes due to the above items	72	7	115	55
Non-controlling interest	(17)	(22)	(40)	(51)

Net income based on U.S. GAAP	578	490	1,166	1,010
Preferred dividends	12	16	18	31

Net income applicable to common shares based on U.S. GAAP	$566	$474	$1,148	$979

Average number of common shares outstanding (millions)
Basic
— U.S. GAAP	690.8	650.8	673.4	649.8
— Canadian GAAP	690.8	656.8	673.4	655.8

Diluted
— U.S. GAAP	696.1	656.0	678.7	654.9
— Canadian GAAP	696.1	662.0	678.7	660.9

Basic earnings per common share
— U.S. GAAP	$.82	$.73	$1.70	$1.51
— Canadian GAAP	.87	.74	1.83	1.63

Diluted earnings per common share
— U.S. GAAP	$.81	$.72	$1.69	$1.49
— Canadian GAAP	.86	.74	1.81	1.62

Consolidated Interim Statement of Comprehensive Income

	For the three months ended		For the six months ended
	April 30 2005	April 30 2004	April 30 2005	April 30 2004
	(millions of Canadian dollars)
Net income based on U.S. GAAP	$578	$490	$1,166	$1,010
Other comprehensive income (loss), net of income taxes
Net change in unrealized gains and losses on available for sale securities	(42)	(89)	81	10
Reclassification to earnings in respect of available for sale securities	—	(1)	5	4
Change in unrealized foreign currency translation gains and losses	(86)	73	(33)	190
Change in gains and losses on derivative instruments designated as cash flow hedges	(19)	6	(143)	(144)
Reclassification to earnings of gains and losses on cash flow hedges	5	(56)	10	27
Minimum pension liability adjustment	(3)	—	(3)	—

Comprehensive income	$433	$423	$1,083	$1,097

Condensed Consolidated Interim Balance Sheet

	As at April 30 2005			As at Oct. 31 2004			As at April 30 2004
	Canadian GAAP	Adjustments	U.S. GAAP	Canadian GAAP	Adjustments	U.S. GAAP	Canadian GAAP	Adjustments	U.S. GAAP
	(millions of Canadian dollars)
Assets
Cash resources and other	$10,854	$—	$10,854	$9,038	$297	$9,335	$9,434	$—	$9,434
Securities
Investment	39,884	3,973	43,857	31,387	3,917	35,304	32,448	2,103	34,551
Trading	71,748	—	71,748	66,893	216	67,109	66,197	294	66,491
Securities purchased under resale agreements	23,727	—	23,727	21,888	—	21,888	28,982	—	28,982
Loans (net)	148,802	1	148,803	123,924	46	123,970	121,732	9,318	131,050
Derivatives' market revaluation	34,949	1,368	36,317	33,697	1,827	35,524	29,427	1,226	30,653
Goodwill	6,766	1,850	8,616	2,225	64	2,289	2,336	64	2,400
Intangible assets	2,421	400	2,821	2,144	33	2,177	2,438	34	2,472
Other assets	20,393	52	20,445	19,831	67	19,898	19,311	180	19,491

Total assets	$359,544	$7,644	$367,188	$311,027	$6,467	$317,494	$312,305	$13,219	$325,524

Liabilities
Deposits	$248,514	$(6)	$248,508	$206,893	$350	$207,243	$211,540	$350	$211,890
Derivatives' market revaluation	34,349	1,199	35,548	33,873	1,138	35,011	29,185	98	29,283
Other liabilities	51,634	4,124	55,758	49,389	4,662	54,051	50,865	3,380	54,245
Subordinated notes, debentures and other debt	5,569	(3)	5,566	5,644	82	5,726	5,730	9,486	15,216
Liabilities for preferred shares and Capital Trust Securities	2,210	(2,210)	—	2,560	(2,560)	—	2,776	(2,776)	—

Total liabilities	342,276	3,104	345,380	298,359	3,672	302,031	300,096	10,538	310,634

Non-controlling interest	1,676	3,250	4,926	—	1,368	1,368	—	1,265	1,265

Shareholders' equity
Preferred shares	—	960	960	—	960	960	—	1,176	1,176
Common shares	5,632	39	5,671	3,373	37	3,410	3,281	(204)	3,077
Contributed surplus	28	—	28	20	2	22	14	4	18
Foreign currency translation	(298)	298	—	(265)	265	—	16	(16)	—
Retained earnings	10,230	(242)	9,988	9,540	(155)	9,385	8,898	157	9,055
Accumulated other comprehensive income
Net unrealized gains on available for sale securities	—	413	413	—	327	327	—	320	320
Foreign currency translation adjustments	—	(298)	(298)	—	(265)	(265)	—	16	16
Derivative instruments	—	128	128	—	261	261	—	(37)	(37)
Minimum pension liability adjustment	—	(8)	(8)	—	(5)	(5)	—	—	—
Total shareholders' equity	15,592	1,290	16,882	12,668	1,427	14,095	12,209	1,416	13,625

Total liabilities and shareholders' equity	$359,544	$7,644	$367,188	$311,027	$6,467	$317,494	$312,305	$13,219	$325,524

Acquisition of TD Banknorth

        For U.S. GAAP, the survival of TD Banknorth Inc., a company created to effect the migratory merger that preceded the Bank's acquisition of TD Banknorth, has resulted in a full fair value step up of the TD Banknorth balance sheet. The impact of the step up for U.S. GAAP purposes is an approximate $2.2 billion increase to the Bank's goodwill/intangibles offset with approximately $2 billion in non-controlling interest and $200 million in future income taxes. There is no net impact on the Bank's U.S. GAAP net income, although intangible amortization and non-controlling interest have been adjusted. For Canadian GAAP purposes, the migratory merger is not considered substantive and only the Bank's share of TD Banknorth assets and liabilities have been stepped up to fair value as the Bank was deemed the acquiror under the purchase method of accounting.

Consolidation of Variable Interest Entities

        As of November 1, 2004, the Bank prospectively adopted the CICA accounting guideline on the consolidation of variable interest entities. This accounting guideline harmonized Canadian GAAP with U.S. GAAP and as a result, beginning November 1, 2004 no significant Canadian/U.S. GAAP difference exists in relation to variable interest entities. Previous Canadian GAAP required consolidation of such entities only when the Bank retains substantially all the residual risks and rewards of the entity.

Liabilities and Equity

        As of November 1, 2004, the Bank adopted the CICA amendments to its accounting standard on financial instruments — disclosure and presentation on a retroactive basis with restatement of prior periods. As a result of these amendments, the Bank was required to classify its existing preferred shares and innovative capital structures as liabilities and their corresponding distributions as interest expense for Canadian GAAP. However, under U.S. GAAP preferred shares of the Bank (except preferred shares of the Bank's subsidiary TD Mortgage Investment Corporation) continue to be considered equity and its innovative capital structures continue to be considered non-controlling interest. In addition, under U.S. GAAP, preferred shares of the Bank's subsidiary, TD Mortgage Investment Corporation, continue to be presented as a non-controlling interest on the Consolidated Interim Balance Sheet, and the net income applicable to the non-controlling interest continues to be presented separately on the Consolidated Interim Statement of Income. Due to the prior period restatements for Canadian GAAP, the Bank has reclassified its adjustments to arrive at Consolidated Interim Financial Statements prepared on a U.S. GAAP basis.

Asset Retirement Obligations

        As of November 1, 2004, the Bank retroactively adopted the CICA accounting standard on asset retirement obligations. This accounting standard harmonized Canadian GAAP with U.S. GAAP and as a result, beginning November 1, 2004 no significant Canadian/U.S. GAAP difference exists in relation to asset retirement obligations.

Note 13: Restructuring Costs

        At the end of the second quarter 2005, the Bank made a decision to restructure its global structured products businesses within Wholesale Banking to reduce focus on the less profitable and more complex activities, in order to focus resources on growing the more profitable parts of the business. As a result, the Bank recognized a total of $22 million of pre-tax restructuring costs in the second quarter 2005 and expects to recognize additional restructuring charges in the third quarter 2005.

Note 14: Future Accounting Changes

Earnings per Share

        The Canadian Institute of Chartered Accountants (CICA) has issued a proposed accounting standard on earnings per share that may be applicable to the Bank at the earliest in fiscal 2006. The primary impact of the proposed standard is that it eliminates the provision that allows the Bank to assume that contracts with the option of settling in either cash or stock will be settled in cash. As a result, the Bank's liability for preferred shares and Capital Trust Securities (comprising Capital Trust Securities and TD Capital Trust II Securities of TD Capital Trust and TD Capital Trust II, respectively) will need to be included in the diluted earnings per share calculation. The impact on diluted earnings per share is expected to be approximately four cents per share per quarter if the standard is issued as proposed. Basic earnings per share will not be affected.

Financial Instruments, Hedges and Comprehensive Income

        The CICA has issued three new accounting standards — Financial Instruments — Recognition and Measurement, Hedges and Comprehensive Income. These standards are substantially harmonized with U.S. GAAP and are effective for the Bank beginning with the first quarter of fiscal 2007. The principal impacts of the standards are as follows:

        Financial assets will be classified as available for sale, held to maturity or trading. Held to maturity assets will be limited to fixed maturity instruments that the Bank intends to and is able to hold to maturity and will be accounted for at amortized cost. Trading assets will continue to be accounted for at fair value with realized and unrealized gains and losses reported through net income. The remaining assets will be classified as available for sale and measured at fair value with unrealized gains and losses recognized through comprehensive income.

        Comprehensive income will be a new component of shareholder's equity and a new statement entitled Statement of Comprehensive Income will be added to the Bank's primary financial statements. Comprehensive income includes unrealized gains and losses on available for sale securities, foreign currency translation and derivative instruments designated as cash flow hedges, net of income taxes.

        For fair value hedges, where the Bank is hedging changes in the fair value of assets, liabilities or firm commitments, the change in the value of derivatives and hedged items will be recorded through income. For cash flow hedges where the Bank is hedging the variability in cash flows related to variable rate assets, liabilities or forecasted transactions, the effective portion of the changes in the fair values of the derivative instruments will be recorded through comprehensive income until the hedged items are recognized in income.

Shareholder and Investor Information

Shareholder Services
Call the Shareholders Relations department at (416) 944-6367 or toll free at 1-866-756-8936 or e-mail tdshinfo@td.com.

Internet website: www.td.com
Internet e-mail: customer.service@td.com

General Information
Contact Corporate & Public Affairs
(416) 982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the deaf: 1-800-361-1180

Online Investor Presentation: Full financial statements and a presentation to investors and analysts (available on May 26) are accessible from the home page of the TD Bank Financial Group website, www.td.com/investor/calendar.jsp.

Webcast of Call: A live audio and video internet webcast of TD Bank Financial Group's quarterly earnings conference call with investors and analysts is scheduled on May 26, 2005 at 3:00 p.m. ET. The call is webcast via the TD Bank Financial Group website at www.td.com. In addition, recordings of the presentations are archived on TD's website and will be available for replay for a period of at least one month.

Quarterly Earnings Conference Call: Instant replay of the teleconference is available from May 27, 2005 to June 27, 2005. Please call 1-877-289-8525 toll free, in Toronto (416) 640-1917, passcode 21111124 (pound key).

Software Required for Webcast: A Netscape Navigator 4.5 or Microsoft Internet Explorer 4.0 browser or better is required to access the webcast via the internet. Real Player is also required to access the webcast. To download Real Player, go to www.real.com.

THE TORONTO-DOMINION BANK
EARNINGS COVERAGE ON SUBORDINATED NOTES AND DEBENTURES
AND LIABILITIES FOR PREFERRED SHARES AND CAPITAL TRUST SECURITIES
FOR THE TWELVE MONTHS ENDED APRIL 30, 2005(1)

        The Bank's interest requirements on all subordinated notes and debentures and liabilities for preferred shares and capital trust securities after adjustment for new issues and retirement, amounted to $512 million for the 12 months ended April 30, 2005. The Bank reported a net income, before interest on subordinated debt and liabilities for preferred shares and capital trust securities and income taxes of $3,622 million for the 12 months ended April 30, 2005, which was 7.1 times the Bank's interest requirements. On an earnings before amortization of intangibles basis the Bank's net income before interest on subordinated debt and liabilities for preferred shares and capital trust securities and income taxes was $4,184 million, which was 8.2 times its interest requirements.

(1)
The Bank prepares its financial statements in accordance with Canadian generally accepted accounting principles (GAAP). The Bank refers to results prepared in accordance with GAAP as the "reported basis". The Bank also utilizes earnings before amortization of intangibles to assess each of its businesses and to measure overall Bank performance. To arrive at this measure, the Bank removes amortization of intangibles from reported basis earnings. The Bank's intangible amortization relates to the TD Banknorth acquisition in March 2005 and the Canada Trust acquisition in fiscal 2000. The Bank excludes amortization of intangibles as this approach is how the Bank manages its businesses internally. Consequently, the Bank believes that earnings before amortization of intangibles provides the reader with an understanding of the Bank's results that can be consistently tracked from period to period. As explained, earnings before amortization of intangibles is different from reported results determined in accordance with GAAP. Earnings before amortization of intangibles and related terms are not defined terms under GAAP and therefore may not be comparable to similar terms used by other issuers.

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FORM 6-K SIGNATURES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE
CONSOLIDATED INTERIM BALANCE SHEET
CONSOLIDATED INTERIM STATEMENT OF INCOME
CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)